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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*


                        PRICE COMMUNICATIONS CORPORATION
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                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                   741437305
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                                 (CUSIP Number)

Hilltop Partners, L.P.                Gerald Adler
Laifer, Inc.                          Shereff, Friedman, Hoffman & Goodman, LLP
Lance Laifer                          919 Third Avenue, New York, NY 10022
114 West 47th Street,                 (212) 758-9500
New York, NY 10036
(212) 921-4139
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 27, 1995
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                SCHEDULE 13D

CUSIP NO. 741437305                                     PAGE 2 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Hilltop Partners, L.P.
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS*
       WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
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      NUMBER OF          7. SOLE VOTING POWER                          578,405
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                              0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     578,405
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                         0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                 578,405
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                5.9%
- - ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          PN
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
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                SCHEDULE 13D

CUSIP NO. 741437305                                     PAGE 3 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Laifer Inc.
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS*                                                 WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
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      NUMBER OF          7. SOLE VOTING POWER                          786,484
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                              0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     685,532
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                   501,619
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               1,187,151
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.0%
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14.   TYPE OF REPORTING PERSON*                                          Co, IA
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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                SCHEDULE 13D

CUSIP NO. 741437305                                     PAGE 4 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lance Laifer
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS*                                                 WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION                     United States
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      NUMBER OF          7. SOLE VOTING POWER                          786,484
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                              0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     685,532
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                   501,619
- - ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               1,187,151
- - ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.0%
- - ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          IN
- - -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                  Schedule 13D Amendment No. 8
                Price Communications Corporation


                This Amendment No. 8 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D filed October 29, 1993 (the "Schedule 13D"), the Amendment No. 1 to the Schedule 13D filed December 17, 1993, the Amendment No. 2 to the Schedule 13D filed February 5, 1994, the Amendment No. 3 to the Schedule 13D filed March 1, 1994, the Amendment No. 4 to the Schedule 13D filed March 18, 1994, the Amendment No. 5 to the Schedule 13D filed December 5, 1994, the Amendment No. 6 to the Schedule 13D filed December 20, 1994 and the Amendment No. 7 to the Schedule 13D filed March 9, 1995 by Hilltop Partners, L.P., Laifer Inc. and Lance Laifer (collectively, the "Reporting Persons"), each relating to the common stock, par value $.01 per share (the "Common Stock"), of Price Communications Corporation, a Delaware corporation (the "Company"). The above-referenced Statement on Schedule 13D and Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6 and No. 7 are collectively referred to herein as the "Schedule 13D".

Item 5. Interest in Securities of Issuer.

                Item 5 is amended and restated to read in full as follows:

                (a) Hilltop Partners, L.P. is the beneficial owner of 578,405 shares (5.9%) of Common Stock.

                Laifer Inc. is the beneficial owner of 1,187,151 shares (12.0%) of Common Stock. The 1,187,151 shares of Common Stock beneficially owned by Laifer Inc. includes (i) 578,405 shares of Common Stock beneficially owned by Laifer Inc. in its capacity as General Partner and Investment Advisor to Hilltop Partners, L.P., which shares have been described in the previous paragraph and
(ii) 608,746 shares of Common Stock beneficially owned by Laifer Inc. in its capacity as Investment Advisor to various other clients. These clients include:
(a) various Wolfson family entities, with an address at One State Street Plaza, New York, New York 10004-1505, (b) Grosvenor Multi Strategy Fund, L.P., 333 W. Wacker Drive, Suite 1610, Chicago, Illinois 60606-1218, (c) Haussman Holdings N.V., a Netherlands Antilles corporation, (d) various charitable trusts, with an address at One State Street Plaza, New York, New York 10004-1505 and (e) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (the "Clients").

                Lance Laifer, as president and principal stockholder of Laifer Inc., is deemed to have the same beneficial ownership as Laifer Inc.

                The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of June 26, 1995, there were 9,855,994 shares of Common Stock outstanding as disclosed to the Reporting Persons by an officer of the Company.

                (b) Hilltop Partners, L.P. has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 578,405 shares of Common Stock beneficially owned by it. Hilltop Partners, L.P.'s power to vote and dispose of its shares rests with Laifer Inc., in its capacity as the General Partner of Hilltop Partners, L.P.

                Laifer Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 578,405 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop Partners, L.P. Laifer Inc. (i) has sole power to vote and to direct the voting of 208,079 shares of Common Stock owned by certain of the Clients,
(ii) has the sole power to dispose and direct the disposition of 107,127 shares of Common Stock owned by Offshore and (iii) shares with certain of the Clients the power to dispose and direct the disposition of 501,619 shares of Common Stock owned by Laifer Inc. in its capacity as Investment Advisor to such Clients.

                (c) All transactions in the Common Stock effected by the Reporting Persons and the Covered Persons since the filing of Amendment No. 7 to the Schedule 13D are set forth in Annex A hereto and are incorporated herein by reference.

                (d)     Not applicable.

                (e)     Not applicable.

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 6, 1995                    HILLTOP PARTNERS, L.P.


                                        By: LAIFER INC.,
                                            as General Partner

                                        By: /s/ Lance Laifer
                                            Lance Laifer
                                            President

                                        LAIFER INC.


                                        By: /s/ Lance Laifer
                                            Lance Laifer
                                            President


                                        By: /s/ Lance Laifer
                                            Lance Laifer

                                                                         Annex A

                             Price Communications Corporation

                                                    Laifer Inc.  Hilltop    Wolfson   Offshore   Grosvenor   Haussman
           Broker     Price    Comm.    Net Price    # Shares    # Shares   # Shares  # Shares    # Shares   # Shares
           ------     -----    -----    ---------    ---------   --------   --------  --------   ---------   --------
4/28/95
BUYS
           NEUB       $5.7500  $0.0500  $5.8000      1,000           500        300       100            0        100
5/11/95
BUYS
           ABSB       $5.8750  $0.0500  $5.9250      1,000           500        200       100          100        100
6/22/95
SELLS
           ABSB       $7.1500  $0.0500  $7.1000      5,000         2,400      1,700       900            0          0
           JEFF       $7.2510  $0.0500  $7.2010     30,800        15,000     10,400     3,000            0      2,400
6/23/95
SELLS
           JEFF       $7.1250  $0.0500  $7.0750     12,600         5,900      4,200     1,100          500        800
6/27/95
SELLS
           ABSB       $7.5000  $0.0500  $7.4500      5,000         2,400      1,900       700            0          0